Exhibit 99.1

Calyxt Produces 1,200 Tons of High-Oleic Soybeans in U.S.

MINNEAPOLIS & ST. PAUL, Minn.--(BUSINESS WIRE)--November 15, 2016--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and growers, today announced that the Company has completed the 2016 expansion of its high-oleic/no trans-fat soybean variety (CAL1501) in the U.S. with a production of 1,200 tons of beans.

In Spring 2016, Calyxt planted 942 acres (381 hectares) in six U.S. states – Illinois, Iowa, Michigan, Minnesota, South Dakota and Wisconsin. To date, the Company has harvested approximately 45,000 bushels. We intent to use a substantial portion of the harvest for a first industrial scale crush.

The high-oleic/low saturated fat oil from this new variety of soybean, with a high-oleic acid content, is designed to eliminate the need for hydrogenation, a process that improves heat stability and shelf life of conventional soybean oil. The process of hydrogenation contributes to the production of trans-fatty acids, which, when consumed, raises low-density lipoprotein, or LDL, cholesterol levels and contributes to cardiovascular diseases.

Based on a thorough review of the scientific evidence, the U.S. Food and Drug Administration announced that partially hydrogenated oils (PHOs), the primary dietary source of artificial trans-fat in processed foods, are not “generally recognized as safe” for use in human food and should be banned by 2018. Calyxt’s variety of soybeans has a fatty acid profile that’s very similar to that of olive oil, with the added benefit of an approximate 20 percent decrease in saturated fatty acids compared to standard soybean oil.

“The Calyxt team is dedicated to bringing to market food ingredients with healthier characteristics for consumers, and given that the food industry needs to remove trans-fat from products while maintaining high heat performance, high-oleic soybean varieties fulfill a large need for the food sector,” said Federico Tripodi, Calyxt’s CEO. “Most importantly, with this year’s high quality production, Calyxt is in a prime position to gain scale to commercialize this product in a near future.”

In mid-2015, Calyxt received two letters from the USDA confirming that the Company’s high-oleic and low-linolenic varieties are non-regulated, as no foreign DNA is added in the development process.

About Calyxt

Calyxt, Inc. is a fast-growing, consumer-oriented ag company that utilizes its innovative, patented TALEN® technology to usher in a new era of agriculture and develop crop products with healthier characteristics for consumers – all the while helping farmers and food and agriculture industries reduce their environmental footprints in the context of climate change. Calyxt believes that agricultural technologies can have a profound, positive impact on humanity and is looking to engage those who share this passion for food and agriculture. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

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TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For Calyxt
Media
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com